SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

In the Matter of                                  CERTIFICATE
Cinergy Corp. et al.                              OF
File No.  70-8933                                 NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662 ("Cinergy Solutions Order"), Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended December 31, 1999 ("Fourth Quarter 1999"), updates the business activities of Cinergy Solutions, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments ("Cinergy Solutions"). In general, the following provides information concerning (i) Cinergy Solutions itself and (ii) any of its subsidiaries that is not an "energy-related company" as defined in the Commission's Rule 58 (each, a "Rule 58 Subsidiary"):/1/

          a. Energy Management Services. Cinergy Solutions does not itself directly market any energy management services. In the Fourth Quarter 1999, Cinergy Solutions acting through its wholly-owned subsidiary, Cinergy Business Solutions, Inc. ("CBS"), acquired Rose Technology Group Limited ("Rose"), a leading Canadian energy services company or "ESCO". (See the press release attached hereto as Exhibit A.)

               Based in Toronto, Rose is one of North America's largest energy performance contractors. Its business centers on the development of high performance buildings for institutional and commercial customers that cost less to own and operate, are more efficient and have less impact on the environment. Rose has three business lines: facility renewal and upgrading; new construction; and facility management.

               Also an ESCO, CBS provides facility and infrastructure energy solutions for institutional and industrial customers. CBS focuses on the customer's facility energy infrastructure processes, and seeks to identify opportunities for energy process reengineering and applications of new technology. Prior to the Rose acquisition, CBS met the Rule 58 criteria for an energy-related company and Cinergy had therefore been reporting its activities on Form U-9C-3.

               In connection with the Rose acquisition, Cinergy Solutions formed several wholly-owned financing entities under Canadian law, 1388368 Ontario Inc. and 3036243 Nova Scotia Company, which entities in turn established and jointly own another Canadian entity, Cinergy Solutions Limited Partnership.

               Following the Rose acquisition, CBS and Rose changed their names to Vestar, Inc. and Vestar, Limited, respectively (together, "Vestar"). Vestar will offer facility and infrastructure services to institutional, commercial and industrial customers throughout North America intended to create energy cost savings and improve efficiency and productivity.

          b. Asset Management Services. See the discussion above of Vestar.

          c. Technical/Consulting Services. In 1998 Cinergy Solutions formed a new, wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. However, this subsidiary remained inactive through the Fourth Quarter 1999.

          d. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

          e. Consumer Services. Cinergy Solutions is no longer offering its appliance service contract program, called "Appliance Protection Plus."

          f. Customer Financing. Effective year-end 1999, Cinergy Services discontinued marketing its "Quick Credit" financial services program previously described in this file. Cinergy Solutions is not otherwise providing any stand-alone customer financing.

          g. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

2. During the Fourth Quarter 1999,Cinergy Services provided various services (including accounting; finance; engineering; executive; legal; and marketing, sales and customer service) to Cinergy Solutions and its subsidiaries (including Rule 58 Subsidiaries) for a total cost of approximately $3,512,000. During that same period, The Cincinnati
Gas & Electric Company and PSI Energy, Inc. provided engineering and construction services to Cinergy Solutions and its subsidiaries (including Rule 58 Subsidiaries) totaling approximately $98,000 and $34,000, respectively.

3. During the Fourth Quarter 1999, (a) Cinergy issued no guarantees of debt or other obligations of Cinergy Solutions or Vestar, and (b) Cinergy Investments made net open-account advances to Cinergy Solutions, for the benefit of Cinergy Solutions and its subsidiaries (including Rule 58 Subsidiaries), totaling approximately $9,314,000 at annual interest rates ranging from 5.68% to 6.43%.

4. During the Fourth Quarter 1999, neither Cinergy Solutions nor Vestar entered into any long-term contract by which Cinergy Solutions or Vestar performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Financial statements for Cinergy Solutions dated December 31, 1999 will be included in Cinergy's 1999 Annual Report on Form U5S.

                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       February 14, 2000

                                       CINERGY SERVICES, INC.


                                       By:  /s/Wendy L. Aumiller
                                            Assistant Treasurer

                                ENDNOTES

/1/ Information regarding Cinergy's Rule 58 Subsidiaries - including any Rule 58 Subsidiaries held as direct or indirect subsidiaries of Cinergy Solutions (such as the various subsidiaries jointly-owned with Trigen Energy Corporation) - is contained in Cinergy's quarterly reports filed on Form U-9C-3.